SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-102)
(Amendment No. 1)*
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Virgin Media Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
92769L101

(CUSIP Number)
Dennis O. Garris
Alston & Bird LLP
The Atlantic Building
950 F. Street N.W.
Washington, D.C. 20004
202-756-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 7, 2007

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
☐

CUSIP No.	92769L101

1	NAMES OF REPORTING PERSONS SRM Global Fund General Partner Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,292,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		23,292,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,292,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	92769L101

1	NAMES OF REPORTING PERSONS SRM Global Master Fund Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,292,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		23,292,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,292,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	92769L101

1	NAMES OF REPORTING PERSONS SRM Fund Management (Cayman) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,292,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		23,292,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,292,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	92769L101

1	NAMES OF REPORTING PERSONS Jonathan Wood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,292,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		23,292,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,292,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D initially filed on July 26, 2007 (the “Original Filing”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Original Filing is hereby amended by adding the following at the end thereof:
     As of December 7, 2007 the Reporting Persons are deemed to beneficially own an aggregate of 23,292,900 Shares. As of December 7, 2007, the aggregate purchase price for the 23,292,900 Shares that the Reporting Persons is deemed to beneficially own is $600,554,683.
     The Master Fund obtained funds to make the purchases of Shares described below from its working capital, which includes funds that have been contributed to the Master Fund by its limited partners. No funds were borrowed by any of the Reporting Persons in order to complete the Share purchases described in this report.
     This Amendment No. 1 is being filed to reflect purchases by the Master Fund of Shares of the Issuer. A list of transactions during the past 60 days relating to the Issuer’s securities is attached as Exhibit 4 hereto.
Item 5. Interest in Securities of the Issuer.
Items 5(a) and (b) of the Original Filing are hereby amended and restated in their entirety as follows:
     (a) and (b) As of December 7, 2007, the Master Fund directly beneficially owned 23,292,900 Shares representing 7.12% of the outstanding common stock of the Issuer based on the outstanding shares as of December 10, 2007.
Item 5(c) of the Original Filing is hereby amended by adding the following at the end thereof:
     (c) All transactions in the Shares effected in the 60 days prior to and including December 7, 2007 are set forth in Exhibit 4 attached hereto.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Original Filing is amended by adding the following at the end thereof:

Exhibit
Number	Description
4	Schedule of transactions effected in the 60 days prior to and including December 7, 2007.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2007

(Date)

/s/ Philip Price

(Signature)

Name:	Philip Price
Title:	Authorized Signatory

SRM GLOBAL FUND GENERAL PARTNER LIMITED

By:	/s/ Philip Price

Name:	Philip Price
Title:	Authorized Signatory

SRM FUND MANAGEMENT (CAYMAN) LIMITED

By:	/s/ Philip Price

Name:	Philip Price
Title:	Director

JONATHAN WOOD

By:	/s/ Jonathan Wood

Name:	Jonathan Wood

INDEX TO EXHIBITS

Exhibit
Number	Description
4	Schedule of transactions effected in the 60 days prior to and including December 7, 2007.